

SAN JUAN BASIN
ROYALTY TRUST

ANNUAL REPORT & FORM 10K

2001

POST OFFICE BOX 2604, TX1-1306 □ FORT WORTH, TEXAS 76113 □ 817-884-4630 □ WWW.SJBRT.COM

Cedar Hill
Animas River
Tank Mtn
Millet Canyon
Arch Rock Canyon
Inca
Hart Canyon
Little Pump Canyon
Pump Canyon
Simon Canyon
Natural Area
Simon Canyon/
Cottonwood CG
Archuleta
Navajo SP
Airport
Turley
Blanco
Manzanares Canyon
Manzanares Mesa
Fivemile
Crossing
Jesus Canyon
Harris Mesa

THE TRUST

The principal asset of the San Juan Basin Royalty Trust (the "Trust") consists of a 75% net overriding royalty interest carved out of certain oil and gas leasehold and royalty interests (the "Underlying Interests") in properties located in the San Juan Basin of northwestern New Mexico.

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest of the Trust ("Units") are traded on the New York Stock Exchange under the symbol "SJT." At March 28, 2002, the latest practicable date, the sale price of a Unit was $11.90. From January 1, 2000, to December 31, 2001, quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

2001	*High*	*Low*	*Distributions Paid*
First Quarter	*$16.1300*	*$12.3125*	*$ .799474*
Second Quarter	*17.9800*	*12.4000*	*.563215*
Third Quarter	*14.0000*	*10.0800*	*.294257*
Fourth Quarter	*11.5100*	*9.3000*	*.062177*
Total for 2001			*$ 1.719123*
2000			
First Quarter	*$10.2500*	*$ 9.3125*	*$ .212160*
Second Quarter	*10.1875*	*9.0625*	*.283054*
Third Quarter	*12.0000*	*9.6250*	*.421626*
Fourth Quarter	*12.6875*	*10.1250*	*.353069*
Total for 2000			*$ 1.269909*

At December 31, 2001, 46,608,796 Units outstanding were held by 2,117 Unit holders of record. The following table presents information relating to the distribution of ownership Units:

Type of Unit Holders	*Number of Unit Holders*	*Units Held*
Individuals	*1,835*	*2,453,481*
Fiduciaries	*225*	*653,803*
Institutions	*40*	*284,496*
Brokers, Dealers and Nominees	*8*	*43,113,264*
Corporations and Partnerships	*3*	*88,492*
Miscellaneous	*6*	*15,260*
Total	*2,117*	*46,608,796*



HISTORIC
NEW MEXICO
U.S.
66
ROUTE

TO UNIT HOLDERS

We are pleased to present the 2001 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2001, without exhibits. The Form 10-K contains important information concerning the Underlying Interests, including the oil and gas reserves attributable to the net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee's Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP ("BROG"). ■ The Trust was established in November 1980 by Trust Indenture between Southland Royalty Company ("Southland Royalty") and The Fort Worth National Bank. Pursuant to the Indenture, Southland Royalty conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) carved out of Southland's oil and gas leasehold and royalty interests in properties in the San Juan Basin of northwestern New Mexico. This net overriding royalty interest (the "Royalty") is the principal asset of the Trust. ■ Under the Trust Indenture, Bank One, NA (successor trustee) as Trustee, has the primary function of collecting monthly net proceeds ("Royalty Income") attributable to the Royalty and making the monthly distributions to the Unit holders after deducting administrative expenses and any amounts necessary for cash reserves. ■ Income distributed to Unit holders through November 2001 was $80,126,202 or $1.719123 per Unit. Distributable income for the first 11 months of 2001 consisted of Royalty Income of $81,368,723 plus interest income of $165,676, less administrative expenses of $1,216,577, less cash reserves of $191,620. The Trust did not receive Royalty Income for December 2001, because revenues based on production during the month of October were less than expenses. ■ On December 31, 2001, BROG paid the Trust $250,000 as an offset against lease operating expenses chargeable to the Trust in connection with the settlement of litigation. The $250,000 and interest income of $840 received in December were not distributed to Unit holders, but were used to offset December administrative expenses and to establish a cash reserve. ■ In September 1988, the Trust was advised by Southland Royalty and its affiliate Meridian Oil, Inc. ("MOI"), both of which were subsidiaries of Burlington Resources, Inc., that they had initiated a drilling program in the San Juan Basin of northwestern New Mexico involving development of coal seam gas reserves on properties in which the Trust owns an interest. For more information on the coal seam drilling program and the related federal income tax credit associated with gas produced from coal seam wells drilled before January 1, 1993, please see the "Description of the Properties" section of this Annual Report. ■ On January 2, 1996, Southland Royalty was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company LP. ■ Information about the Trust's estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K. ■ Certain Royalty Income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information. ■ Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2002, and for the year ending December 31, 2002. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request. ■ For readers' convenience, a glossary, which contains definitions, will be found on page four. Please visit our Web site at www.sjbrt.com to access news releases, reports, SEC filings and tax information.

Bank One, NA, Trustee

By: *[signature]*

Lee Ann Anderson
Vice President


OLD
ROUTE
66

GLOSSARY OF TERMS

AGGREGATE MONTHLY DISTRIBUTION: An amount paid to Unit holders equal to the royalty income received by the Trustee during a calendar month plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

BBL: Barrel, generally 42 U.S. gallons measured at 60°F.

BCF: Billion cubic feet.

BROG: Burlington Resources Oil & Gas Company LP.

BTU: British thermal unit; the amount of heat necessary to raise the temperature of one pound of water one degree Fahrenheit.

COAL SEAM WELL: A well completed to a coal deposit found to contain and emit natural gas.

COMMINGLED WELL: A well which produces from two or more formations through a common well casing and a single tubing string.

CONVENTIONAL WELL: A well completed to a formation historically found to contain deposits of oil or gas (for example, in the San Juan Basin, the Pictured Cliffs, Dakota and Mesaverde formations) and operated in the conventional manner.

DEPLETION: The exhaustion of a petroleum reservoir; the reduction in value of a wasting asset by removing minerals; for tax purposes, the removal and sale of minerals from a mineral deposit.

DISTRIBUTABLE INCOME: An amount paid to Unit holders equal to the royalty income received by the Trustee during a given period plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

DUAL COMPLETION: The completion of a well into two separate producing formations at different depths, generally through one string of pipe producing from one of the formations, inside of which is a smaller string of pipe producing from the other formation.

ESTIMATED FUTURE NET REVENUES: An estimate computed by applying current prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements and allowed by federal regulation) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, and assuming continuation of existing economic conditions; sometimes referred to as "estimated future net cash flows."

GRANTOR TRUST: A trust (or portion thereof) with respect to which the grantor or an assignee of the grantor, rather than the trust, is treated as the owner of the trust properties and is taxed directly on the trust income for Federal income tax purposes under Sections 671 through 679 of the Internal Revenue Code.

GROSS ACRES OR WELLS: The interests of all persons owning interests in such acres or wells.

GROSS PROCEEDS: The amount received by BROG (or any subsequent owner of the Underlying Interests) from the sale of the production attributable to such interests.

INFILL DRILLING: The drilling of wells intended to be completed to proven reservoirs or formations, sometimes occurring in conjunction with regulatory approval for increased density in the spacing of wells.

LEASE OPERATING EXPENSES: Expenses incurred in the operation of a producing property as apportioned among the several parties in interest.

MCF: 1,000 cubic feet; the standard unit for measuring the volume of natural gas.

MMBTU: One million British thermal units.

MULTIPLE COMPLETION WELL: A well which produces simultaneously through separate tubing strings from two or more producing horizons or alternatively from each.

NET ACRES OR WELLS: The interests of BROG in such acres or wells.

NET OVERRIDING ROYALTY INTEREST: A share of gross production from a property, measured by net profits from operation of the property and carved out of the working interest, i.e., a net profits interest.

NET PROCEEDS: The excess of Gross Proceeds received by BROG during a particular period over Production Costs for such period.

PAYADD: Completion in an existing well of additional productive zone(s) within a producing formation.

PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES: The present value of the Estimated Future Net Revenues computed using a discount rate of 10%.

PRODUCTION COSTS: Costs incurred on an accrual basis by BROG in operating the Underlying Properties, including both capital and non-capital costs and including, for example, development drilling, production and processing costs, applicable taxes and operating charges.

PROVED DEVELOPED RESERVES: Those Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

PROVED RESERVES: Those estimated quantities of crude oil, natural gas and natural gas liquids, which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

PROVED UNDEVELOPED RESERVES: Those Proved Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

RECAVITATED WELL: A coal seam well, the production from which has been enhanced or extended by the enlargement of the cavity within the coal deposit to which the well has been completed.

RECOMPLETED WELL: A well completed by drilling a separate well-bore from an existing casing in order to reach the same reservoir, or re-drilling the same well bore to reach a new reservoir after production from the original reservoir has been abandoned.

ROYALTY: The principal asset of the Trust; the 75% net overriding royalty interest conveyed to the Trust on November 3, 1980, by Southland Royalty Company, the predecessor to BROG, which was carved out of the Underlying Interests.

ROYALTY INCOME: The monthly Net Proceeds attributable to the Royalty.

SECTION 29 TAX CREDIT: A federal income tax credit available under Section 29 of the Internal Revenue Code for producing coal seam gas (and other nonconventional fuels) from wells drilled prior to January 1, 1993, to a formation beneath a qualifying coal seam formation, and for production from wells drilled after December 31, 1979, but prior to January 1, 1993, which are later completed into such a formation.

SPOT PRICE: The price paid for gas, oil or oil products sold under contracts for the purchase and sale of such minerals on a short-term basis.

UNDERLYING INTERESTS: The working, royalty and other interests owned by Southland Royalty Company, the predecessor to BROG, in properties located in the San Juan Basin of northwest New Mexico, out of which the Royalty was carved.

UNDERLYING PROPERTIES: The real property located in the San Juan Basin of northwestern New Mexico burdened by the Underlying Interests.

UNITS OF BENEFICIAL INTEREST: The units of ownership of the Trust, equal to the number of shares of common stock of Southland Royalty Company outstanding at the close of business on November 3, 1980.

WORKING INTEREST: The operating interest under an oil and gas lease.



DESCRIPTION OF THE PROPERTIES

The principal asset of the Trust is a 75% net overriding royalty interest carved out of certain working, royalty and other interests owned by BROG (the "Underlying Interests") in properties located in the San Juan Basin, and more particularly in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico (the "Underlying Properties"). The Underlying Properties contain 151,900 gross (119,000 net) producing acres and 3,305 gross (976 net) producing wells, including dual completions.

The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesaverde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. Based upon the reserve report prepared by independent petroleum engineers as of December 31, 2001, the production index for the Underlying Properties is estimated to be approximately nine years. The production index is subject to change from year to year based on reserve revisions and production levels. Among the factors considered by engineers in estimating remaining reserves of natural gas is the current sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise the production index increases and *vice versa.*

In 1998, BROG announced that the New Mexico Oil Conservation Division approved plans for 80-acre infill drilling of the Mesaverde formation in the San Juan Basin. The Mesaverde formation was originally developed in the 1950s on 320-acre spacing, with infill drilling initiated in the early 1970s on 160-acre spacing. In 1994, BROG undertook an extensive study of the Mesaverde formation. Results indicated that downspaced drilling (infill drilling) on 80-acre spacing could significantly increase recoverable gas reserves in this reservoir. A pilot program began in 1997 and was expanded in 1998 to include two additional areas. In February 2002, BROG informed the Trust that the New Mexico Oil Conservation Division has approved plans for 80-acre infill drilling in the Dakota formation in the San Juan Basin.

During 1988, a drilling program was initiated involving development of Fruitland Coal gas reserves. Wells drilled in the Fruitland Coal range in depth from 2,500 to 3,500 feet, generally on 320-acre spacing. BROG has informed the Trust that based on its success in 1997 it anticipates increasing the density of its drilling operations in the Fruitland Coal, with wells drilled on 160- and 80-acre spacing.

The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and adsorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required, which results in the cost of a completed well being as much as $500,000. During 2001, these coal seam wells produced a total of approximately 12,150,000 MMBtu of gas from the Underlying Properties, which was sold at an average price of $3.15 per MMBtu.

Production from coal seam wells drilled prior to January 1, 1993, qualifies for federal income tax credits through 2002. For 2001, the credit was approximately $1.08 per MMBtu. During 2001, potential Section 29 tax credits of approximately $.138766 per Unit were generated for Trust Unit holders from production from coal seam wells.

BROG revised its 2001 capital budget estimate for the Underlying Properties upward from $30.2 million to $38.8 million. BROG's capital plan for the Underlying Properties for 2001 estimated 406 projects, including the drilling of 49 new wells operated by BROG. In 2001, BROG actually participated in 663 projects, including 61 new wells operated by BROG. BROG informed the Trust that the upward revision was due to the fact that service costs had been expected to increase approximately 10% in 2001 as compared to the prior year. However, BROG indicates that as a result of higher commodity prices in 2001 and a resulting increased demand for equipment and services, some costs actually increased in 2001 by as much as 40%. In addition, the Bureau of Land Management has undertaken an environmental impact study of the entire San Juan Basin such that new drilling activity located more than 300 feet from an existing road now requires an additional level of regulatory approval on a well-by-well basis. More regulatory approvals to drill were obtained in 2001 than expected, which resulted in an increase in drilling activity.

The aggregate capital expenditures reported by BROG in calculating distributable income for 2001 include approximately $9,250,000 attributable to the capital budgets for 1999 and

2000. This occurs because projects within a given year's budget may extend into subsequent years, with capital expenditures attributable to those projects used in calculating distributable income to the Trust in those subsequent years. Further, BROG's accounting period for capital expenditures runs through November 30 of each calendar year, such that capital expenditures incurred in December of each year are actually accounted for as part of the following year's capital expenditures. Also, for wells not operated by BROG, BROG's share of capital expenditures may not actually be paid by it until the year or years after those expenses were incurred by the operator. Capital expenditures of approximately $27 million for 2001 budgeted projects were used in calculating distributable income in calendar year 2001, and approximately $7 million in capital expenditures have been used in calculating distributions for the first two months of 2002. Therefore, an additional approximately $4.8 million in capital expenditures for 2001 projects remains to be spent.

During 2001, in calculating the net proceeds to the Trust, BROG deducted approximately $33 million of capital expenditures for projects, including drilling and completion of 92 gross (36.33 net) conventional wells, recompletion of 33 gross (18.18 net) conventional wells, 13 gross (2.85 net) miscellaneous capital projects, 3 gross (2.34 net) restimulations, 56 gross (8.40 net) conventional payadds, 10 gross (1.52 net) coal seam wells, 4 gross (1.61 net) coal seam well recompletions, 1 gross (.88 net) coal seam payadd, 6 gross (.04 net) coal seam recavitations and facilities maintenance. There were 100 gross (32.47 net) new conventional wells, 31 gross (13.47 net) conventional well recompletions, 2 gross (.87 net) miscellaneous conventional capital projects, 9 gross (3.17 net) conventional payadds, 15 gross (1.09 net) conventional restimulations, 12 gross (5.36 net) coal seam wells, 7 gross (4.11 net) coal seam recompletions, 2 gross (.02 net) coal seam restimulations and 6 gross (.29 net) miscellaneous coal seam capital projects in progress as of December 31, 2001.

During 2000, in calculating the net proceeds to the Trust, BROG deducted approximately $25.6 million of capital expenditures for projects, including drilling and completion of 45 gross (25.45 net) conventional wells, recompletion of 15 gross (6.80 net) conventional wells, 12 gross (6.75 net) coal seam wells, 4

gross (.17 net) coal seam well recompletions, 41 gross (.24 net) coal seam recavitations and facilities maintenance. There were 124 gross (36.15 net) new conventional wells, 59 gross (21.37 net) conventional well recompletions, 10 gross (2.14 net) coal seam wells, 12 gross (1.64 net) coal seam recompletions and 4 gross (.03 net) coal seam recavitations in progress as of December 31, 2000.

BROG has informed the Trust that it has reduced its projections for capital expenditures for the Underlying Properties for 2002 from an estimated $17.1 million to an estimated $12.4 million. BROG anticipates the drilling of 43 new wells to be operated by BROG and 26 wells to be operated by third parties. Of the new BROG-operated wells, 36 are projected to be conventional wells completed to the Pictured Cliffs, Mesaverde and/or Dakota formations, and the remaining seven are projected as coal seam gas wells to be completed in the Fruitland Coal formation. BROG projects approximately $9.6 million to be spent on the new wells, and $2.8 million to be expended in working over existing wells and in the maintenance and improvement of production facilities.

BROG has previously informed the Trust that increases in its capital program, particularly in 2000 and 2001, were designed to offset the natural decline in production from the Underlying Properties. BROG has reported favorable results in this effort in that natural gas production for calendar year 2001 averaged approximately 121 MMcf per day, as compared to average production of approximately 116 MMcf per day for calendar 2000 and 113 MMcf per day for calendar 1999.

BROG indicates its budget for 2002 reflects continued, significant development of properties in which the Trust's net overriding royalty interest is relatively high, as well as a sustained focus on conventional formations, including infill drilling to the Mesaverde and Dakota formations, development of the Fruitland Coal formation and multiple formation completions.

The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see Item 2, "Properties," in the accompanying Form 10-K.



Distributable Income consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. For the year ended December 31, 2001, Distributable Income increased to $80,126,202 from $59,188,932 distributed in 2000. The increase was primarily attributable to higher gas and oil prices.

Included in the 2000 Distributable Income was a payment by BROG to the Trust of $3,490,000. In June 2000, the Trust and BROG entered into a partial settlement of a claim relating to a gas imbalance. A gas imbalance occurs when more than one party is entitled to the economic benefit of the production of natural gas, but the gas is sold for the account of less than all the parties. Under the terms of the partial settlement, BROG paid the Trust

$3,490,000 to settle the imbalance insofar as it relates to some of the wells located on the subject properties. BROG has indicated that the remainder of the imbalance is to be addressed through volume adjustments whereby the Trust's net overriding royalty interest will be applied to 50% of the overproduced parties' interest on a monthly basis, until the imbalance is corrected. The Trust is in communication with BROG in order to determine the estimated value of the volume adjustments and the time during which the remainder of the imbalance will be corrected.

Interest income increased from $148,513 in 2000 to $165,676 in 2001, primarily due to increased funds available to invest.

Total gas and oil production from the Underlying Properties for the five years ended December 31, 2001, were as follows:

	2001	2000	1999	1998	1997
Gas – Mcf	42,960,149	42,220,260	39,940,175	41,507,353	41,948,567
Mcf per Day	117,699	115,356	109,425	113,719	114,928
Oil-Bbls	92,413	97,330	72,223	81,888	89,492
Bbls per Day	253	266	198	224	245

Since the oil and gas sales attributable to the Royalty are based on an allocation formula dependent on such factors as price and cost, including capital expenditures, the aggregate sales amounts from the Underlying Properties may not provide a meaningful comparison to sales attributable to the Royalty.

Royalty Income for the calendar year is associated with actual gas and oil production during the period from November of the preceding year through October of the current year. Gas and oil sales attributable to the Royalty for the past five years are summarized in the following table:

	2001	2000	1999	1998	1997
Gas – Mcf	19,272,021	20,317,750	19,527,666	18,904,906	24,236,419
Average Price (per Mcf)	$4.61	$2.99	$1.78	$1.75	$2.21
Oil – Bbls	42,056	47,441	35,341	37,067	50,860
Average Price (per Bbl)	$24.99	$24.66	$14.41	$13.55	$19.35

The fluctuations in annual gas production that have occurred during these five years generally resulted from changes in the demand for gas during that time, marketing conditions and increased capital spending to generate production from new wells. Production from the Underlying Properties is influenced by the line pressure of the gas gathering systems in the San Juan Basin. As noted above, oil and gas sales attributable to the Royalty are based on an allocation formula dependent on many factors, including oil and gas prices and capital expenditures.

Royalty Income for the five years ended December 31, 2001, was determined as shown in the following table:

	2001	2000	1999	1998	1997
Gross Proceeds from the Underlying Properties:					
Gas	$169,052,231	$124,902,689	$69,928,312	$71,247,501	$91,495,060
Oil	2,233,071	2,409,158	1,028,862	1,088,228	1,728,296
Other	-0-	4,653,333	1,189,996	-0-	-0-
Total	$171,285,302	$131,965,180	$72,147,170	$72,335,729	$93,223,356
Less Production Costs:					
Capital Costs	32,999,973	25,575,657	10,556,159	12,828,300	7,231,696
Severance Tax – Gas	16,687,074	12,059,286	7,180,973	7,341,098	8,989,202
Severance Tax – Oil	202,113	234,462	106,335	117,454	167,844
Other	55,000	129,161	(95,445)	66,892	61,832
Lease Operating Expenses	15,109,139	13,906,916	10,896,526	11,558,172	10,776,145
Total	65,053,299	51,905,482	28,644,548	31,911,916	27,226,719
Excess Production Costs	2,259,628	-0-	-0-	-0-	-0-
Net Profits	108,491,631	80,059,698	43,502,622	40,423,813	65,996,637
Royalty Percentage	75%	75%	75%	75%	75%
Royalty Income	$ 81,368,723	$60,044,773	$32,626,966	$30,317,860	$49,497,479

Under the terms of the June 2000 partial settlement of a claim relating to the gas imbalance discussed above, BROG paid the Trust 75% of the gross proceeds of $4,653,333, or $3,490,000, to settle the imbalance insofar as it relates to some of the wells located on subject properties.

Included in 1999 Distributable Income was a payment by BROG to the Trust in March 1999 of $892,498. After a rupture of the Williams "Trunk S" Pipeline disrupted a significant flow of gas from BROG properties, BROG filed claims with insurance carriers and subsequently received payments of its claims. Some of the claims filed related to properties burdened by the Royalty. The amount of insurance proceeds applicable to such properties was determined to be $1,189,996, of which the Trust received 75% or $892,498.

Based on its 1999 year-end review, BROG determined that it had undercharged the Trust for both capital expenditures and lease operating charges related to properties burdened by the Trust but not operated by BROG. In April and May of 2000, BROG passed through to the Trust additional charges of $652,303 in capital expenditures and $1,689,509 in lease operating charges related to the undercharged non-operated properties. The Trust's consultants have reviewed BROG's cost reporting data and confirmed that these additional charges were appropriate.

Operating expenses for 1997 through 2001 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of the litigation described in Note 5 to the accompanying Financial Statements. The final $250,000 offset was made in December 2001. Excluding the impact of the offset, monthly operating costs in 2001 averaged approximately $1,242,247, which is higher than the $1,186,356 average in 2000. The increase in capital costs incurred by BROG on the Underlying Properties commencing during the year ended December 31, 1998, was primarily attributable to increased drilling activity. For additional information on capital expenditures, see "Description of the Properties."

Distributable Income for the three months ended December 31, 2001, totaled $2,898,013 ($.062177 per Unit) as compared to $16,456,141 ($.353069 per Unit) for the quarter ended December 31, 2000. The amount distributed in the fourth quarter of 2001 was lower than that of 2000 primarily because of lower average gas and oil prices and capital costs incurred in the fourth quarter of 2001. The Trust did not receive Royalty Income for December 2001 because revenues based on production during the month of October 2001 were less than expenses.

Royalty Income of the Trust for the fourth quarter is associated with actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 2001 and 2000 were as follows:

	2001	2000
Underlying Properties		
Gas – Mcf	10,248,195	10,286,975
Average Price (per Mcf)	$1.87	$3.81
Oil – Bbls	21,018	24,405
Average Price (per Bbl)	$20.88	$28.18
Attributable to the Royalty		
Gas – Mcf	1,483,888	4,609,306
Oil – Bbls	2,792	10,955

The average price of gas and oil decreased in the fourth quarter of 2001 compared to 2000. The price per barrel of oil during the fourth quarter of 2001 was $7.30 per Bbl lower than that received in the fourth quarter of 2000 due to decreases in oil prices in world markets generally, including the posted price applicable to the Royalty. Gas production from the Underlying Properties was essentially stable. During the fourth quarter of 2001, coal seam production from the Underlying Properties averaged 961,310 Mcf per month compared to 1,112,153 Mcf per month during the fourth quarter of 2000.

Capital costs for the fourth quarter of 2001 totaled $11,528,106 compared to $11,219,202 during the same period of 2000. The increase was primarily due to the timing of the receipt and payment of continued drilling activity expenses in the fourth quarter of 2001. Lease operating expenses for the fourth quarter of 2001 averaged $1,411,550 per month compared to $1,094,682 per month in the fourth quarter of 2000.



☐ *San Juan Basin* ☐ *Leasehold Acreage* ☐ *Gas Fields*
☐ *Mineral Acreage* ■ *Oil Fields*

Statements of Assets, Liabilities and Trust Corpus
December 31, 2001 and 2000

Assets	*2001*	*2000*
Cash and Short-term Investments	$ 191,620	$ 6,972,892
Net Overriding Royalty Interests in Producing		
Oil and Gas Properties – Net	37,859,749	40,686,854
	$38,051,369	$47,659,746
Liabilities and Trust Corpus		
Distribution Payable to Unit Holders	$ -0-	$ 6,972,892
Cash Reserves	191,620	-0-
Trust Corpus – 46,608,796 Units of Beneficial Interest		
Authorized and Outstanding	37,859,749	40,686,854
	$38,051,369	$47,659,746

Statements of Distributable Income
for the Three Years Ended December 31, 2001

	2001	*2000*	*1999*
Royalty Income	$81,368,723	$60,044,773	$32,626,966
Interest Income	165,676	148,513	65,029
	81,534,399	60,193,286	32,691,995
Expenditures – General and Administrative	1,216,577	1,004,354	896,328
Change in Cash Reserves	191,620	-0-	-0-
Distributable Income	$80,126,202	$59,188,932	$31,795,667
Distributable Income Per Unit (46,608,796 units)	$ 1.719123	$ 1.269909	$ .682182

Statements of Changes in Trust Corpus
for the Three Years Ended December 31, 2001

	2001	*2000*	*1999*
Trust Corpus, Beginning of Period	$40,686,854	$45,186,199	$51,088,020
Amortization of Net Overriding Royalty Interest	(2,827,105)	(4,499,345)	(5,901,821)
Distributable Income	80,126,202	59,188,932	31,795,667
Distribution Declared	(80,126,202)	(59,188,932)	(31,795,667)
Trust Corpus, End of Period	$37,859,749	$40,686,854	$45,186,199

The accompanying Notes to Financial Statements are an integral part of these statements.



1. TRUST ORGANIZATION AND PROVISIONS

The San Juan Basin Royalty Trust ("Trust") was established as of November 1, 1980. Bank One, NA ("Trustee") is Trustee for the Trust. Southland Royalty Company ("Southland") conveyed to the Trust a 75% net overriding royalty interest ("Royalty") carved out of Southland's working interests and royalty interests in the properties located in the San Juan Basin in northwestern New Mexico (the "Underlying Properties").

On November 3, 1980, units of beneficial interest ("Units") in the Trust were distributed to the Trustee for the benefit of Southland shareholders of record as of November 3, 1980, who received one Unit in the Trust for each share of Southland common stock held. The Units are traded on the New York Stock Exchange.

The terms of the Trust Indenture provide, among other things, that:

- The Trust shall not engage in any business or commercial activity of any kind or acquire any assets other than those initially conveyed to the Trust;

- The Trustee may not sell all or any part of the Royalty unless approved by holders of 75% of all Units outstanding, in which case the sale must be for cash and the proceeds promptly distributed;

- The Trustee may establish a cash reserve for the payment of any liability which is contingent or uncertain in amount;

- The Trustee is authorized to borrow funds to pay liabilities of the Trust; and

- The Trustee will make monthly cash distributions to Unit holders (see Note 2).

2. NET OVERRIDING ROYALTY INTEREST AND DISTRIBUTION TO UNIT HOLDERS

The amounts to be distributed to Unit holders ("Monthly Distribution Amounts") are determined on a monthly basis. The Monthly Distribution Amount is an amount equal to the sum of cash received by the Trustee during a calendar month attributable to the Royalty, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. If the Monthly Distribution Amount for any monthly period is a negative number, then the distribution will be zero for such month and such negative amount will be carried forward and deducted from future monthly distributions until the cumulative distribution calculation becomes a positive number, at which time a distribution will be made. Unit holders of record will be entitled to receive the calculated Monthly Distribution Amount for each month on or before ten business days after the monthly record date, which is generally the last business day of each calendar month.

The cash received by the Trustee consists of the amounts received by the owner of the interest burdened by the Royalty from the sale of production less the sum of applicable taxes, accrued production costs, development and drilling costs, operating charges and other costs and deductions, multiplied by 75%.

The initial carrying value of the Royalty ($133,275,528) represented Southland's historical net book value at the date of the transfer of the Trust. Accumulated amortization as of December 31, 2001 and 2000 aggregated $95,415,779 and $92,588,674, respectively.

3. BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on the following basis:

- Royalty income recorded for a month is the amount computed and paid by the working interest owner, Burlington Resources Oil & Gas Company LP ("BROG"), to the Trustee for the Trust. Royalty income consists of the amounts received by the owner of the interest burdened by the net overriding royalty interest from the sale of production less accrued production costs, development and drilling costs, applicable taxes, operating charges, and other costs and deductions, multiplied by 75%.

- Trust expenses recorded are based on liabilities paid and cash reserves established from Royalty income for liabilities and contingencies.

- Distributions to Unit holders are recorded when declared by the Trustee.

- The conveyance which transferred the overriding royalty interests to the Trust provides that any excess of production costs over gross proceeds must be recovered from future net profits. The financial statements of the Trust differ from financial statements prepared in accordance with generally accepted accounting principles ("GAAP") because revenues are not accrued in the month of production; certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with GAAP; and amortization of the Royalty calculated on a unit-of-production basis is charged directly to trust corpus.

4. FEDERAL INCOME TAXES

For federal income tax purposes, the Trust constitutes a fixed investment trust which is taxed as a grantor trust. A grantor trust is not subject to tax at the trust level. The Unit holders are considered to own the Trust's income and principal as though no trust were in existence. The income of the Trust is deemed to have been received or accrued by each Unit holder at the time such income is received or accrued by the Trust rather than when distributed by the Trust.

The Royalty constitutes an "economic interest" in oil and gas properties for federal income tax purposes. Unit holders must report their share of the revenues of the Trust as ordinary income from oil and gas royalties and are entitled to claim depletion with respect to such income. The Royalty is treated as a single property for depletion purposes.

The Trust has on file technical advice memoranda confirming the tax treatment described above.

The Trust began receiving royalty income from coal seam gas wells in 1989. Under Section 29 of the Internal Revenue Code, coal seam gas production from wells drilled prior to January 1, 1993 (including certain wells recompleted in coal seam formations thereafter), generally qualifies for the federal income tax credit for producing non-conventional fuels if such production and the sale thereof occurs before January 1, 2003. For 2001, this tax credit will be approximately $1.08 per MMBtu. The Trust also receives production from wells producing from a tight sands formation. These wells must have been drilled after November 5, 1990, or must have been committed or dedicated to interstate commerce (as defined in Section 2(18) of the Natural Gas Policy Act as in effect November 5, 1990) as of April 20, 1977. This credit is not adjusted for inflation, so the credit remains fixed at .517241 per MMBtu. For qualifying production of the Trust, each Unit holder must determine from the tax information he receives from the Trust his *pro rata* share of qualifying production of the Trust, based upon the number of Units owned during each month of the year and the amount of available credit per MMBtu for the year, and apply the tax credit against his own income tax liability; but such credit may not reduce his regular liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Section 29 also provides that any amount of Section 29 credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitations described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 credit in any other circumstances.

The Trustee is provided summary Section 29 tax credit information related to Trust properties by BROG, which information is then passed along to the Unit holders. In 1999, the U.S. Court of Appeals for the 10th Circuit upheld the position of the Internal Revenue Service and the Tax Court that nonconventional fuel such as coal seam gas does not qualify for the Section 29 credit unless the producer has received an appropriate well category determination from the Federal Energy Regulatory Commission ("FERC"). The FERC's certification authority expired effective January 1, 1993. However, on July 14, 2000, the FERC issued a final ruling amending its regulations to reinstate certain regulations involving well category determinations for all wells and tight formation areas that could qualify for the Section 29 tax credit. BROG has informed the Trustee that it has identified approximately 250 wells as non-certified. Of those, BROG has determined that six do not qualify for the Section 29 tax credit. BROG has applied to the FERC for certification of the approximately 100 qualified wells operated by it, and is in communication with the operators of the remaining qualified wells to encourage the filing by those operators of applications for certification. The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income will generally be treated as portfolio income and will not reduce passive losses.

5. LITIGATION SETTLEMENT

On June 4, 1992, the Trustee filed suit (the "Litigation") against Meridian Oil, Inc. ("MOI") and Southland in New Mexico. The principal asset of the Trust consists of a 75% net overriding royalty interest carved out of the Underlying Interests. MOI and Southland were the operators of the Underlying Properties. On January 2, 1996, Southland was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company LP ("BROG").

The claims asserted on behalf of the Trust in the lawsuit included breach of contract, breach of the covenant of good faith and fair dealing, breach of express good faith duty, constructive fraud, unjust enrichment, *prima facie* tort, intentional interference with contract and conspiracy. The relief sought included compensatory and punitive damages, an accounting and a permanent injunction relating to the operation of the Underlying Properties.

On September 4, 1996, the Trustee announced the settlement of the Litigation. The Litigation was dismissed on September 12, 1996. BROG denied and continues to deny the allegations made against it in the Litigation, but the parties agreed to settle the Litigation as outlined herein.

BROG agreed (i) to pay $19,750,000 in cash plus interest earning thereon from September 5, 1996, in settlement of underpayment of royalty claims of the Trust; and (ii) commencing in 1997, to credit the Trust with $250,000 per year for five years as an offset against lease operating expenses chargeable to the Trust. BROG also agreed to make certain adjustments that represent cost reductions favorable to the Trust in the ongoing charges for coal seam gas gathering and treating on BROG's Val Verde system. Additionally, the Trustee and BROG established a formal protocol that will provide the Trustee and its representatives improved access to BROG's books and records applicable to the Underlying Properties.

Agreement was also reached regarding marketing arrangements for the sale of gas, oil and natural gas liquids products from the Underlying Properties going forward as follows:

1. BROG agreed that contracts for the sale of gas from the Underlying Properties would require the written approval of an independent gas marketing consultant acceptable to the Trust. For a discussion of the current contract covering the sale of gas from the Underlying Properties, see Note 6.

2. BROG will continue to market the oil and natural gas liquids from the Underlying Properties but will remit to the Trust actual proceeds from such sales. BROG will no longer use posted prices as the basis for calculating proceeds to the Trust nor make a deduction for marketing fees associated with sales of oil or natural gas liquids products.

3. The Trust retained access to BROG's current gas transportation, gathering, processing and treating agreements with third parties through the remainder of their primary terms.

6. CERTAIN CONTRACTS

Effective January 1, 1998, all volumes of gas subject to the Royalty (the "Trust gas") became subject to the terms of a Natural Gas Sales and Purchase Contract between BROG and El Paso Energy Marketing Company ("El Paso"). That contract was for a term of two years through and including December 31, 1999, and provided for the sale of Trust gas at prices which fluctuated in accordance with published indices for gas sold in the San Juan Basin of New Mexico. BROG entered into the contract with El Paso after soliciting and receiving competitive bids in late 1997 from six major gas marketing firms to market and/or purchase the Trust gas. BROG entered into a contract dated November 10, 1999, for the sale of all volumes of Trust gas to Duke Energy and Marketing L.L.C. That contract, as amended, provides for delivery of gas at various delivery points over a period commencing January 1, 2000, and ending March 31, 2002, and provides for the sale of Trust gas at prices which fluctuate in accordance with published indices for gas sold in the San Juan

Basin of New Mexico. BROG has distributed requests for proposal to 27 potential bidders with a view toward entering into one or more contracts for the sale of the Trust gas for the period commencing April 1, 2002, through March 31, 2004.

Confidentiality agreements with purchasers of gas produced from the Underlying Properties prohibit public disclosure of certain terms and conditions of gas sales contracts with those entities, including specific pricing terms, gas receipt points, etc. Such disclosure could compromise the ability to compete effectively in the marketplace for the sale of gas produced from the Underlying Properties.

7. GAS IMBALANCE

In June 2000, the Trust and BROG entered into a partial settlement of claims relating to a gas imbalance with respect to production from mineral properties currently operated by BROG. Under the terms of the partial settlement, BROG paid the Trust $3,490,000 to settle the imbalance insofar as it relates to some of the wells located on the subject properties. The remainder of the imbalance is to be addressed through volume adjustments whereby the Trust's net overriding royalty interest will be applied to 50% of the overproduced parties' interest, on a monthly basis, until the imbalance is corrected. The Trust is in communication with BROG in order to determine the estimated value of the volume adjustments and the time during which the remainder of the imbalance will be corrected.

8. PRIOR PERIOD ADJUSTMENTS

Based on its year-end review, BROG has determined that since January of 1999, BROG has undercharged the Trust for both capital expenditures and lease operating charges related to properties burdened by the Trust but not operated by BROG. In April and May of 2000, BROG passed through to the Trust additional charges of $652,303 in capital expenditures and $1,689,509 in lease operating charges related to the under-charged non-operated properties. The Trust's consultants have reviewed BROG's cost reporting data and confirmed that the pass-through of these additional charges was appropriate.

9. COMMITMENTS AND CONTINGENCIES

Excess production costs of $2,259,628 were incurred by BROG in December 2001, due primarily to capital costs. Of the total, $1,694,721 is attributable to the Trust and may be recovered from future gross proceeds by BROG from the Underlying Properties before making any further royalty payments to the Trust. The total was recovered by BROG in February 2002 and the Trust received a royalty payment that month.

10. SIGNIFICANT CUSTOMERS

Information as to significant purchasers of oil and gas production attributable to the Trust's economic interests is included in Note 6, above.

11. PROVED OIL AND GAS RESERVED (UNAUDITED)

Proved oil and gas reserve information is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.

12. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2001 (in thousands, except unit amounts):

	Royalty Income	*Distributable Income*	*Distributable Income and Distribution Per Unit*
2001			
First Quarter	*$37,490*	*$37,262*	*$ .799474*
Second Quarter	*26,586*	*26,251*	*.563215*
Third Quarter	*13,972*	*13,715*	*.294257*
Fourth Quarter	*3,321*	*2,898*	*.062177*
Total	*$81,369*	*$80,126*	*$1.719123*
2000			
First Quarter	*$10,077*	*$ 9,889*	*$ .212160*
Second Quarter	*13,609*	*13,193*	*.283054*
Third Quarter	*19,747*	*19,651*	*.421626*
Fourth Quarter	*16,612*	*16,456*	*.353069*
Total	*$60,045*	*$59,189*	*$1.269909*

INDEPENDENT AUDITORS' REPORTS

Bank One, NA. as Trustee for the San Juan Basin Royalty Trust:

We have audited the accompanying statement of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust ("Trust") as of December 31, 2000, and the related statements of distributable income and changes in trust corpus for each of the two years ended December 31, 2000. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2000, and the distributable income and changes in trust corpus for each of the two years ended December 31, 2000, on the basis of accounting described in Note 3.

Deloitte & Touche LLP

Deloitte & Touche, LLP
Fort Worth, Texas
March 23, 2001

Bank One, NA. as Trustee for the San Juan Basin Royalty Trust:

We have audited the accompanying statement of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2001, and the related statement of distributable income and changes in trust corpus for the year then ended. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2001, and the distributable income and changes in trust corpus for the year then ended, on the basis of accounting described in Note 3 to the financial statements.

Weaver and Tidwell, L.L.P.

Weaver and Tidwell, LLP
Fort Worth, Texas
March 25, 2002


Cedar Hill
Animas River
Tank Mtn
Millet Canyon
Arch Rock Canyon
Inca
Hart Canyon
Little Pump Canyon
Pump Canyon
Simon Canyon
Natural Area
Simon Canyon/
Cottonwood CG
Archuleta
Navajo SP
Airport

SAN JUAN BASIN ROYALTY TRUST

Bank One, NA, Trustee
Post Office Box 2604, TX1-1306
Fort Worth, Texas 76113
817-884-4630
www.sjbrt.com
sjbrt@bankone.com

AUDITORS

Weaver and Tidwell, LLP
Fort Worth, Texas

LEGAL COUNSEL

Vinson & Elkins, L.L.P.
Dallas, Texas

TAX COUNSEL

Winstead Sechrest & Minick, P.C.
Houston, Texas

TRANSFER AGENT

Computershare Investor Services
Transfer Services
Post Office Box A3480
Chicago, Illinois 60609-3480
For questions about distribution checks, address changes and transfer procedures, call 312-360-5154.